SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO-I/A
(Amendment No. 2)
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SYNTHETECH, INC.
(Name of Subject Company (Issuer))

SYNTHETECH, INC.
(Names of Filing Person (Offeror))

Options Under Synthetech, Inc. Option Plans to Purchase Common Stock,
Par Value $0.001 Per Share
(Title of Class of Securities)

87162e100
(CUSIP Number of Class of Securities)
(Underlying Class)

M. ("Sreeni") Sreenivasan
President and Chief Executive Officer
Synthetech, Inc.
1290 Industrial Way
P.O. Box 646
Albany, OR 97321
(541) 967-6575
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of Filing Persons)

Copies to:
David R. Clarke Venture Counsel, P.C. 1230 S.W. First Avenue, Suite 250 Portland, OR 97204-3234 (503) 225-9000	Stephen M. Going Perkins Coie LLP 1211 S.W. Fifth Avenue, Suite 1500 Portland, Oregon 97204-1002 (503) 727-2000

July 17, 2001
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CALCULATION OF FILING FEE

Transaction Valuation* $712,800.00	Amount of Filing Fee $142.56

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 594,000 shares of common stock of Synthetech, Inc. having an exercise price of $2.315, the average of the high and low sales prices for June 12, 2001 as reported on the Nasdaq National Market, will be issued in exchange for currently outstanding options pursuant to this offer. The aggregate value of such options, $712,800.00, was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ X ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$142.56
Form or Registration No.:	Schedule TO-I
Filing Party:	Synthetech, Inc.
Date Filed:	June 15, 2001

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.

[X ] issuer tender-offer subject to Rule 13e-4.

[   ] going private transaction subject to Rule 13e-3.

[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ X ]

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO-I, as amended (the "Schedule TO-I"), filed June 15, 2001, to report the results of the offer by Synthetech, Inc. (the "Company") to exchange all options held by current employees, officers and directors of the Company that are outstanding under the Company's 1995 Incentive Compensation Plan, as amended, or the Company's 2000 Stock Incentive Plan (together, the "eligible option plans") to purchase shares of the Company's common stock, par value $.001, for replacement options that will be granted under an eligible option plan, upon the terms and subject to the conditions in the Offer to Exchange and the related Election Form, as amended, copies of which were previously filed as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

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ITEM 4.

Item 4 of the Schedule TO-I is hereby amended and supplemented as follows:

The Offer expired at 5 p.m. Pacific Standard Time on July 16, 2001. The Company has accepted for exchange options to purchase 521,900 shares of our common stock, representing approximately 70.6% of the options that were eligible to be elected for exchange in the Offer. Upon the terms and subject to the conditions of the Offer, we will grant options to purchase an aggregate of 521,900 shares of our common stock in exchange for such options elected for exchange. The Company promptly will send each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(10) as previously filed, indicating the number of shares of common stock subject to such holder's options that have been accepted for exchange, the corresponding number of shares of common stock that will be subject to the options that will be granted to such holder and the expected grant date of the new options.

ITEM 12.	EXHIBITS

EXHIBIT
NUMBER DESCRIPTION

(a)(1)* Offer to Exchange dated June 15, 2001.

(a)(2)* Form of Election Concerning Exchange of Stock Options.

(a)(3)* Form of Letter to Synthetech, Inc. Employees.

(a)(4)* Form of Letter to Tendering Option Holders.

(a)(5)* Form of Letter to Rejected Tendering Option Holders.

(a)(6)** Synthetech Annual Report on Form 10-K for the year ended March 31, 2001, filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(7)* Press Release dated June 15, 2001 announcing Offer to Exchange Options.

(a)(8)* Form of Letter to Synthetech Employees dated July 9, 2001.

(a)(9)* Amended Form of Election Concerning Exchange of Stock Options.

(a)(10)* Form of Letter to Option Holders Concerning Results of Offer to Exchange.

(a)(11) Notice to Synthetech Option Holders dated June 19, 2001.

(a)(12) Notice to Synthetech Option Holders dated July 10, 2001.

(a)(13) Notice to Synthetech Option Holders dated July 13, 2001.

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(a)(14) Notice to Synthetech Option Holders dated July 16, 2001.

(b) Not applicable.

(d)(1)* Synthetech, Inc. 1995 Incentive Compensation Plan, as amended.

(d)(2)* Synthetech, Inc. 2000 Stock Incentive Plan.

(g) Not applicable.

(h) Not applicable.

____________________

*Previously filed as an exhibit to Synthetech's Schedule TO-I dated June 15, 2001

**Incorporated by reference to previously filed documents
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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2001

SYNTHETECH, INC.

By: /s/ M. "Sreeni" Sreenivasan
M. ("Sreeni") Sreenivasan
President and Chief Executive Officer
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EXHIBIT INDEX

EXHIBIT
NUMBER DESCRIPTION

(a)(1)* Offer to Exchange dated June 15, 2001.

(a)(2)* Form of Election Concerning Exchange of Stock Options.

(a)(3)* Form of Letter to Synthetech, Inc. Employees.

(a)(4)* Form of Letter to Tendering Option Holders.

(a)(5)* Form of Letter to Rejected Tendering Option Holders.

(a)(6)** Synthetech Annual Report on Form 10-K for the year ended March 31, 2001, filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(7)* Press Release dated June 15, 2001 announcing Offer to Exchange Options.

(a)(8)* Form of Letter to Synthetech Employees dated July 9, 2001.

(a)(9)* Amended Form of Election Concerning Exchange of Stock Options.

(a)(10)* Form of Letter to Option Holders Concerning Results of Offer to Exchange.

(a)(11) Notice to Synthetech Option Holders dated June 19, 2001.

(a)(12) Notice to Synthetech Option Holders dated July 10, 2001.

(a)(13) Notice to Synthetech Option Holders dated July 13, 2001.

(a)(14) Notice to Synthetech Option Holders dated July 16, 2001.

(b) Not applicable.

(d)(1)* Synthetech, Inc. 1995 Incentive Compensation Plan, as amended.

(d)(2)* Synthetech, Inc. 2000 Stock Incentive Plan.

(g) Not applicable.

(h) Not applicable.

____________________

*Previously filed as an exhibit to Synthetech's Schedule TO-I dated June 15, 2001

**Incorporated by reference to previously filed documents